Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2021

Financial Results

TAIPEI, Taiwan, July 30, 2021 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2021 unaudited financial results.

Comments from Management

In the second quarter of 2021, GigaMedia reported revenues of $1.23 million, with a gross profit $0.63 million, an operating loss of $1.08 million and the net loss of $0.84 million. Total revenues decreased by 15.3% if compared to the previous quarter.

The decrease in revenues was mainly due to seasonality and the dwindling in certain licensed games. While Taiwan experienced an outbreak of the COVID-19 pandemic in mid-May, we managed to minimize the disruption caused to our business operations.

“The first half year of 2021 was indeed tough for us,” said GigaMedia CEO James Huang, “but after weathering all these, we have gathered pace and are confident for a brighter second half year.”

Second Quarter Overview

•

Operating revenues decreased by approximately 15.3% quarter-on-quarter, to $1.23 million from $1.45 million in last quarter, and decreased by 32.9% year-over-year from $1.83 million the same period last year. The decrease was mainly due to seasonality and the slowdown of the upgrades and supports form our licensors affected by the COVID-19 pandemic.

•	Gross profit decreased by 20% to $0.63 million from $0.79 million in last quarter, and decreased by 35.3% compared to $0.98 million in the same period last year.
•	The net asset value was $4.73 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q21 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q21	1Q21	Change (%)	2Q21	2Q20	Change (%)
Revenues	1,225	1,446	-15.28%	1,225	1,826	-32.91%
Gross Profit	633	791	-19.97%	633	978	-35.28%
Loss from Operations	(1,079)	(901)	NM	(1,079)	(549)	NM
Net Loss Attributable to GigaMedia	(836)	(875)	NM	(836)	(419)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.08)	(0.08)	NM	(0.08)	(0.04)	NM
EBITDA (A)	(911)	(949)	NM	(911)	(634)	NM
Cash , Cash Equivalents and Restricted Cash	43,650	44,446	-1.79%	43,650	56,783	-23.12%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•

Consolidated revenues for the second quarter of 2021 decreased by 15.3% quarter-on-quarter to $1.23 million from $1.45 million in last quarter, and by 32.9% year-over-year from $1.83 million the same period last year.

•	Consolidated gross profit was $0.63 million, decreased by 20.0% quarter-on-quarter and 35.3% year-over-year.
•	Consolidated operating expenses were $1.71 million increased by 1.2% if compared to the first quarter of 2021, and increased by 12.2% if compared to the same period last year.
•	Consolidated loss from operation of the second quarter of 2021 was a loss of $1.08 million, increased from a loss of $0.90 million in the first quarter.
•	Net loss in the second quarter of 2021 was $0.84 million, decreased from a net loss of $0.87 million in the first quarter.
•	Cash, cash equivalents and restricted cash at the end of the second quarter of 2021 amounted to $43.7 million, slightly decreased by 1.8% from $44.4 million as of the end of the first quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounted to $43.7 million, or $3.95 per share, as of June 30, 2021.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 30, 2021. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the second half of 2021, we will be committing ourselves to boosting the productivity of our in-house developed casual games, mainly by introducing fast-paced playability, building gamers’ sense of community to improve stickiness, and enhancing marketing effectiveness,” stated GigaMedia CEO James Huang.

Meanwhile, our management continues evaluating and pursuing prospects of strategic investment opportunities which are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2021 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2021 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2021	03/31/2021	06/30/2020	06/30/2021	06/30/2020
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,224,749	1,446,276	1,825,547	2,671,025	3,429,450
Operating costs
Cost of digital entertainment service revenues	591,687	655,757	847,906	1,247,444	1,525,099
Gross profit	633,062	790,519	977,641	1,423,581	1,904,351
Operating expenses
Product development and engineering expenses	373,057	345,898	332,745	718,955	661,560
Selling and marketing expenses	376,914	397,033	367,529	773,947	778,004
General and administrative expenses	960,474	946,192	825,998	1,906,666	1,650,440
Other	2,103	2,599	(42)	4,703	2,942
	1,712,548	1,691,722	1,526,230	3,404,271	3,092,946
Loss from operations	(1,079,486)	(901,203)	(548,589)	(1,980,690)	(1,188,595)
Non-operating income (expense)
Interest income	80,184	78,595	212,881	158,779	468,600
Foreign exchange (loss) gain - net	163,139	(49,357)	(82,357)	113,782	16,529
Other - net	176	(2,809)	(1,404)	(2,633)	(1,702)
	243,499	26,429	129,120	269,928	483,427
Loss from continuing operations before income taxes	(835,987)	(874,774)	(419,469)	(1,710,762)	(705,168)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(835,987)	(874,774)	(419,469)	(1,710,762)	(705,168)
Loss per share attributable to GigaMedia
Basic:	(0.08)	(0.08)	(0.04)	(0.15)	(0.06)
Diluted	(0.08)	(0.08)	(0.04)	(0.15)	(0.06)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEET

	06/30/2021	03/31/2021	06/30/2020
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	43,350,182	44,146,308	56,247,678
Accounts receivable - net	282,780	281,945	349,450
Prepaid expenses	242,488	393,587	228,794
Restricted cash	300,000	300,000	535,153
Other receivables	52,422	25,937	203,671
Other current assets	154,622	156,622	142,230
Total current assets	44,382,494	45,304,399	57,706,976

Marketable securities - noncurrent	10,000,000	10,000,000	—
Property, plant & equipment - net	48,349	38,860	7,740
Intangible assets - net	9,625	11,596	17,111
Prepaid licensing and royalty fees	73,762	108,878	184,365
Other assets	2,586,685	2,481,910	290,687
Total assets	57,100,915	57,945,643	58,206,879

Liabilities and equity
Accounts payable	44,870	88,009	69,147
Accrued compensation	279,896	161,287	278,622
Accrued expenses	1,138,777	1,083,293	1,321,262
Unearned revenue	930,026	949,396	1,058,940
Other current liabilities	787,009	740,286	627,162
Total current liabilities	3,180,578	3,022,271	3,355,133
Other liabilities	1,636,271	1,655,437	3,653
Total liabilities	4,816,849	4,677,708	3,358,786
Total equity	52,284,066	53,267,935	54,848,093
Total liabilities and equity	57,100,915	57,945,643	58,206,879

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2021	03/31/2021	06/30/2020	06/30/2021	06/30/2020
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(835,987)	(874,774)	(419,469)	(1,710,762)	(705,168)
Depreciation	2,920	1,902	535	4,822	889
Amortization	2,242	2,010	(2,257)	4,252	2,400
Interest income	(80,184)	(78,595)	(212,881)	(158,779)	(468,600)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(911,009)	(949,457)	(634,072)	(1,860,467)	(1,170,479)